VIA EDGAR

November 21, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Attn:	Kristin Lochhead, Senior Staff Accountant

Brian Cascio, Accounting Branch Chief

Re: Charles River Laboratories International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Form 8-K dated November 8, 2023

File No. 001-15943

Members of the Staff:

Charles River Laboratories International, Inc. (the “Company” or “we”) submits this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission contained in the letter dated November 14, 2023, for the above-referenced filings. The Staff’s comment has been recited in bold type and is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Fiscal Year 2022 Compared to Fiscal Year 2021, page 47

1.	We reference your discussion of Revenue and Operating Income by segment. In future filings, revise to also provide a discussion of material changes in result of operations for the registrant as a whole, as required by Item 303(b) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and advises the Staff in response to the comment that we included a summary of results of operations for the Company as a whole on pages 42-43 within the Overview section of Item 7. Management’s Discussion and Analysis. In future filings, we will combine this discussion with the Results of Operations section. The summary on pages 42-43 is as follows:

Overview of Results of Operations and Liquidity

Revenue for fiscal year 2022 was $4.0 billion compared to $3.5 billion in fiscal year 2021. The 2022 increase as compared to the corresponding period in 2021 was $435.9 million, or 12.3%, and was primarily due to the increased demand within our DSA segment, the impact of the 53rd week, and our recent acquisitions; partially offset by the recent divestitures (principally RMS Japan and CDMO Sweden), and the negative effect of changes in foreign currency exchange rates when compared to the corresponding period in 2021.

In fiscal year 2022, our operating income and operating income margin were $651.0 million and 16.4%, respectively, compared with $589.9 million and 16.7%, respectively, in fiscal year 2021. The increase in operating income was primarily due to the contribution of higher revenue

251 Ballardvale Street, Wilmington, Massachusetts 01887

described above; partially offset by higher amortization related to our recent acquisitions, higher operating costs associated with our CDMO business, higher staffing costs, and modest inflationary pressures compared to the corresponding period in 2021. These increased costs were the primary driver of the decreased operating income margin compared to the corresponding period in 2021.

Net income attributable to common shareholders increased to $486.2 million in fiscal year 2022, from $391.0 million in the corresponding period of 2021. The increase in net income attributable to common shareholders of $95.2 million was primarily due to the increase in operating income described above, the gain on the divestiture of our Avian business of $123.4 million, partially offset by higher provision for income taxes compared to the corresponding period in 2021.

During fiscal year 2022, our cash flows from operations was $619.6 million compared with $760.8 million for fiscal year 2021. The decrease was driven by changes in our working capital balances, principally the timing of our revenue and collections of net contract balances from customers (collectively trade receivables and contract assets, net; deferred revenue; and customer contract deposits) and timing of payments to vendors, increased inventory purchases to support growth initiatives of our businesses, principally Safety Assessment, and higher variable compensation payments in 2022 as compared to the same period in 2021.

Form 8-K dated November 8, 2023

Exhibit 99.1 Press release dated November 8, 2023

Reconciliation of GAAP to Non-GAAP Selected Business Segment Information (Unaudited), page 4

2.	We reference footnote (3) related to the adjustment for Site consolidation costs, impairments and other items. In future filings please separately quantify all material items that are included within the footnote. In addition, we note that the "other items" include certain third-party legal costs. To the extent legal costs make up a material portion of the overall adjustment, consider including this adjustment as a separate line item.

The Company respectfully acknowledges the Staff’s comment and we plan to update our disclosure in future furnished earnings releases to separately quantify all material items included within the Reconciliation of GAAP to Non-GAAP schedules. Separately, to the extent legal costs make up a material amount, we will include this adjustment as a separate line item.

Reconciliation of GAAP Earnings to Non-GAAP Earnings (Unaudited), page 5

3.	Please explain your rationale for including the non-GAAP adjustment to net income related to "Venture capital and strategic equity investment losses, net". In this regard, tell us how you considered Question 100.04 of our Compliance and Disclosure Interpretations "Non-GAAP Financial Measures" since these amounts are required by U.S. GAAP.

The Company respectfully acknowledges the Staff’s comment. We are making Non-GAAP adjustments related to our gains and losses of our venture capital and strategic equity investments because we believe these adjustments are not in the normal course of business, are highly variable, are predominantly non-cash, and not representative of our core business operating results. These gains and losses are based on the recognition and measurement principles of ASC Topic 321 - Investments and ASC Topic 323 - Equity Method and Joint Ventures. The gains and losses are principally driven by events outside of our control, such as valuation changes in the publicly traded markets (principally venture capital investments) and valuation changes due to varying liquidity events for investees (principally strategic investments under

251 Ballardvale Street, Wilmington, Massachusetts 01887

the cost method of accounting). As such, we believe it is appropriate to include these gains and losses as a Non-GAAP adjustment. We do not believe that these adjustments result in a Non-GAAP presentation that is misleading because we are including both investment gains and losses as a Non-GAAP adjustment on a consistent basis each reporting period, and these gains or losses are not the result of our business operations but the result of external events outside of our control.

Separately, we incur gains and losses related to certain strategic investments within our portfolio where we have significant influence (typically a 20-49% ownership stake or have representation on the board of directors), and are therefore required to account for these investments under the equity method of accounting in accordance with ASC Topic 323. Due to the fact that we have significant influence over the operations of such investments, in those circumstances we believe the proportional share of net income or loss should not be included (and we have not included) as a Non-GAAP adjustment. To date, the amount of gains and losses related to these equity method accounting investments has been insignificant.

We have considered Question 100.04 of the Compliance and Disclosure Interpretations and believe that the Non-GAAP adjustments related to the gains and losses of our venture capital and strategic investments have not been individually tailored and are the actual gains and losses determined in a manner consistent with GAAP as described above.

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If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at flavia.pease@crl.com or (732) 543-4994.

Very Truly Yours,

/s/ Flavia Pease
Flavia Pease, Chief Financial Officer

cc: James C. Foster, Chief Executive Officer

Matthew Daniel, General Counsel

Michael Knell, Chief Accounting Officer

251 Ballardvale Street, Wilmington, Massachusetts 01887